Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”) AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE. THERE CAN BE NO CERTAINTY THAT ANY FIRM OFFER WILL BE MADE NOR AS TO THE TERMS ON WHICH ANY FIRM OFFER MIGHT BE MADE.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

7 April 2025

PureTech Health plc

Statement regarding press speculation

The Board of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) notes the recent press speculation and confirms that it is in discussions with Nordic Capital Epsilon SCA, SICAV-RAIF (acting through its general partner Nordic Capital Epsilon GP SARL) (“Nordic Capital”) regarding a possible cash offer to acquire the entire share capital of the Company.

A further announcement will be made as and when appropriate. There can be no certainty that any firm offer will be made for the Company, nor as to the terms on which any firm offer might be made.

In accordance with Rule 2.6(a) of the Code, Nordic Capital is required, by no later than 5.00 p.m. (London time) on 5 May 2025, being 28 days after the date of this announcement, to either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline can be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code.

The person responsible for arranging release of this announcement on behalf of PureTech is Charles Sherwood, General Counsel.

This announcement is being made without the consent of Nordic Capital.

Enquiries:

PureTech Health plc	Tel: +1 (0) 857 400 8489
Allison Mead Talbot, Senior Vice President, Communications

J.P. Morgan (Financial Adviser to PureTech)	Tel: +44 (0) 20 3493 8000
James Robinson Manita Shinh Ayoosh Choudhary

Disclaimer

J.P. Morgan Securities LLC, together with its affiliate, J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised in the United Kingdom by the Prudential Regulation Authority (the “PRA”) and regulated by the PRA and the Financial Conduct Authority, (together, “J.P. Morgan”) is acting as financial adviser exclusively for PureTech and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than PureTech for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter or arrangement referred to herein.

Rule 26.1 Disclosure

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available at www.puretechhealth.com, by no later than 12 noon (London time) on 8 April 2025. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward looking statements

This announcement, oral statements made regarding the possible offer, and other information published by PureTech may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategies, plans, or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding a possible sale of PureTech, PureTech’s review of strategies to unlock and crystallize value for shareholders, the expected effects of a possible offer on PureTech, the nature, expected timing and scope of a possible offer and other statements other than historical facts. PureTech’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including (i) the possibility that an offer will not be made for PureTech or a sale of PureTech will not be pursued, or will be pursued on different terms and conditions, (ii) the possibility than an offer, if made, will not result in a transaction being completed on the anticipated time frame, or at all, (iii) the possibility that PureTech will not realize the anticipated benefits of any transaction resulting from an offer, (iv) negative effects resulting from the announcement of a possible offer or any further announcements relating to a possible transaction on the market price of PureTech’s ordinary shares and ADS, (v) changes in global, political, economic, business, competitive, market and regulatory conditions, (vi) future exchange and interest rates, (vii) changes in tax laws, regulations, rates and policies and (viii) potential future business combinations or disposals and competitive developments. The forward-looking statements contained in this release are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described under the caption “Risk Factors” in PureTech’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 25, 2024, and in PureTech’s other regulatory filings. Neither PureTech nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. All forward-looking statements in this release are based on information available to PureTech and assumptions and beliefs as of the date hereof, and PureTech disclaims any obligation to update any forward-looking statements, except as required by law (including under the UK Listing Rules and the Disclosure and Transparency Rules of the FCA).

Rule 2.9 disclosure

In accordance with Rule 2.9 of the Code, as at the close of business on 4 April 2025 (being the business day prior to the date of this announcement), PureTech confirms that it had in issue 240,189,449 ordinary shares of GBP 0.01 each (excluding shares held in treasury) with voting rights and admitted to trading on the main market of the London Stock Exchange under the ISIN code GB00BY2Z0H74. PureTech also has an American Depositary Shares (“ADS”) program for which Citibank, N.A. acts as depositary. Each PureTech ADS represents ten ordinary shares of PureTech. The PureTech ADSs trade on the Nasdaq. The trading symbol for the PureTech ADSs is PRTC and the ISIN is US7462371060. The ordinary shares in PureTech which are represented by ADSs are included in the total number of issued PureTech shares referred to above.